

Michael Stevens · 3rd

CEO at Joi

Charleston, South Carolina · 399 connections · **Contact info**

 **Joi**

**University of South
Carolina-Columbia**

Experience



Founder, CEO

Joi · Full-time

May 2015 – Present · 5 yrs 6 mos

Greenville, South Carolina, United States

The friendly bot that helps sell your stuff on Facebook :)

Campaign Manager

King for Congress

Jun 2014 – Dec 2015 · 1 yr 7 mos

Wall Lake, IA

 **Steve King For
Congress**

Campaign Manager

Bright for US Senate

Aug 2013 – May 2014 · 10 mos

Field Director

Sanford for Congress
Jan 2013 – May 2013 · 5 mos
Charleston, South Carolina Area

Campaign Manager
Bright for Senate
Apr 2012 – Nov 2012 · 8 mos

Show 1 more experience ⌄

Education

 **University of South Carolina-Columbia**
Bachelor's degree, International Studies
2006 – 2008

Skills & Endorsements

Social Media · 26

 Endorsed by **Carlton Huffman and 1 other who is highly skilled at this**

Political Campaigns · 16

Endorsed by **Jack W. Daly, Esq., who is highly skilled at**

Politics · 11

Endorsed by **Jack W. Daly, Esq., who is highly skilled at this**

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